Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

Tel: 212.309.6000

Fax: 212.309.6001

www.morganlewis.com

June 17, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Mara L. Ransom

Assistant Director

Re:	Sprouts Farmers Markets, LLC

Registration Statement on Form S-1

Filed May 9, 2013

File No. 333-188493

Dear Ms. Ransom:

On behalf of our client, Sprouts Farmers Markets, LLC (the “Company”), set forth below is the Company’s response to the letter dated June 6, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Company’s Registration Statement on Form S-1, File No. 333-188493 (the “Registration Statement”) filed with the Commission on May 9, 2013 (the “Initial Filing”). The Company is filing Amendment No. 1 to the Registration Statement (the “First Amendment”), which includes revisions made to the Initial Filing in response to the Comment Letter, simultaneously with this letter.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the bold captions refer to pages in the Initial Filing, while the page numbers in the Company’s responses refer to page numbers in the First Amendment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the First Amendment.

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

Response: The Company acknowledges the Staff’s comment and will provide all omitted information not subject to Rule 430A in a subsequent pre-effective amendment to the Registration Statement when such information is available.

2.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits in your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response: The Company acknowledges the Staff’s comment and will file all required exhibits in pre-effective amendments to the Registration Statement.

3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering and has no objections.

Response: The Company acknowledges the Staff’s comment and will request that FINRA call the Staff or provide the Staff with a letter indicating that FINRA has no objection to the proposed underwriting arrangements outlined in the Registration Statement concurrently with requesting effectiveness.

4.	We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to Nutrition Business Journal and Progressive Grocer on page ii. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors.

Response: In response to this comment, the Company has supplementally provided to the Staff copies of the following third-party sources cited for statistical, qualitative and comparative statements contained in the prospectus:

•	Nutrition Business Journal – “U.S. Nutrition Industry Historical Sales 1997-2011 & Growth Forecasts 2012e-2020e: Chart 70” – August 2012

•	Progressive Grocer – “Survival of the Fittest” – April 15, 2006

•	Progressive Grocer – “Swirling Fortunes” – April 2013

•	Food Marketing Institute – “The Food Retailing Industry Speaks” (2011)

•	Food Marketing Institute – “U.S. Grocery Shopper Trends 2012”

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

Each of these third-party sources is available to the public. The Nutrition Business Journal chart is available for $199. The Progressive Grocer is available online at no charge. The Food Marketing Institute’s 2012 report is available online at no charge; the 2011 report is available online for $350. These third-party sources are retail grocery industry publications commonly used by companies and professionals in the sector. The information cited was not prepared for the Company.

The following sets forth the details for each citation of the above-referenced third party sources contained in the First Amendment:

“According to the Nutrition Business Journal, spending on natural and organic food experienced a compound annual growth rate (referred to as “CAGR”) of 12% from 1997 to 2011, reaching $43 billion in the United States, and is expected to continue to grow at a CAGR of 10% through 2020.” (“Summary—Our Industry”, page 2 of the First Amendment).

Please see the table entitled “U.S. Nutrition Industry Historical Sales 1997-2011 & Growth Forecasts 2012e-2020e: Chart 70” prepared by the Nutrition Business Journal, which shows that the CAGR for natural and organic foods was 12.0%, for 1997-2011 and estimated to be 9.5% for 2012-2020. Please see the same table, which shows that the market for natural and organic food was $43.129 billion in 2011.

“According to the Progressive Grocer, U.S. supermarket sales totaled over $600 billion in 2012.” (“Business—Our Industry”, page 100 of the First Amendment).

Please see the second paragraph on page 1 of “Swirling Fortunes” by the Progressive Grocer.

“While the natural and organic food segment is one of the fastest growing segments in the industry, conventional supermarkets have experienced overall share decline from approximately 73% in 2005 to 67% in 2012, according to the Progressive Grocer, as customers have migrated to other grocery retail formats.” (“Business—Our Industry”, page 100 of the First Amendment).

Please see column four and row two of the “Supermarket Sales by Format” table on page 5 of “Swirling Fortunes” by the Progressive Grocer, which shows that conventional supermarkets captured 66.68% of all supermarket sales in 2012. Please see column four and row two of the “2005 supermarket sales – By supermarket format” table on page marked as 55 of “Survival of the Fittest” by the Progressive Grocer, which shows that conventional supermarkets captured 73.24% of all supermarket sales in 2005.

“According to the Nutrition Business Journal, sales of natural and organic food have grown at a CAGR of 12% from 1997 to 2011, reaching a total market size of $43 billion in the United States and are expected to continue to grow at a CAGR of 10% from 2011 to 2020. In addition, according to the Nutrition Business Journal, vitamin and supplement sales grew at a CAGR of 6% from 1997 to 2011, reaching a total market size of $30 billion in the United States. The Nutrition Business Journal forecasts this market will accelerate growth to a CAGR of 7% from 2011 to 2020.” (“Business—Our Industry”, page 100 of the First Amendment).

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

Please see the table entitled “U.S. Nutrition Industry Historical Sales 1997-2011 & Growth Forecasts 2012e-2020e: Chart 70” prepared by the Nutrition Business Journal, which shows that the CAGR for vitamins and supplements and natural and organic foods was 5.6% and 12.0%, for 1997-2011, respectively, and is estimated to be 6.5% and 9.5% for 2012-2020, respectively. Please see the same table, which shows that the market for vitamins and supplements was $30.025 billion and the market for natural and organic food was $43.129 billion in 2011.

“According to the 2011 Food Marketing Institute study, The Food Retailing Industry Speaks, 60% of shoppers do not shop at the store most convenient to their home.” (“Business—Our Industry”, page 100 of the First Amendment).

Please see the second paragraph on page 16 of “The Food Retailing Industry Speaks 2011” by the Food Marketing Institute.

“Shoppers are also loyal to their primary store, with 69% of their total grocery budget spent at their primary store according to a survey in the Food Marketing Institute’s U.S. Grocery Shopper Trends 2012.” (“Business—Our Industry”, page 101 of the First Amendment).

Please see column seven and row two of the table on the lower right portion of page 22 of “U.S. Grocery Shopper Trends 2012 Executive Summary” by the Food Marketing Institute.

5.	Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your responses. The following are examples only of some of your competitive position assertions:

•	“We are one of the largest specialty retailers of natural and organic food in the United States,” pages 1, 58, 87, and 92.

•	“We . . . believe we are capturing significant market share from conventional supermarkets and other food retailers,” pages 2 and 88.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

•	“We expect to achieve 12% or more annual new store growth over at least the next five years,” pages 3, 13, 58, 90, 91, and 100.

•	“We carry the best options for baking, sautéing, or grilling and round out our assortment with wild fresh species while in season,” page 96.

Response: In response to this comment, the Company has revised the disclosure and supplementally advises the Staff as follows.

Statement that the Company is one of the largest specialty retailers of natural and organic food in the United States. Based on its experience in the industry, the Company is aware that the industry is highly fragmented, but that the other largest specialty retailers of natural and organic food are Whole Foods, Trader Joe’s, The Fresh Market, Natural Grocers by Vitamin Cottage, and Fairway Group. All of these other than Trader Joe’s are publicly traded and thus their annual sales for the most recent fiscal year and recent store counts are publicly available. An estimate of Trader Joe’s sales for 2012 and recent store count has been published in Supermarket News, a generally available industry publication. Based upon these 2012 sales and store count figures, the Company would rank third among the six largest retailers in sales and store count. Accordingly, the Company believes its statement that it is among the largest retailers in this sector is appropriate.

Statement regarding the Company capturing significant market share from conventional supermarkets and other food retailers. This is presented in the Registration Statement as a statement of the Company’s belief. The Company has revised this statement to clarify that its belief is based on its industry experience. Sales in the food retail industry, which typically grow at the same rate as population growth plus inflation, have increased by an average of 2-3% per year over the past five years. The Company believes that its track record of opening new stores and increasing comparable store sales above the rate of growth in the food retail industry is an indicator of its increased share of the overall food retail market. Accordingly, the Company believes the statement is appropriate.

Statement that the Company expects to achieve 12% or more annual new store growth. The Company has revised this disclosure to state that the Company “intends” to achieve this growth. Planned store openings for the remainder of 2013 and 2014 are in line with this target and it is the Company’s intent and strategy to continue expansion at this rate.

Statement regarding “best options for baking, sautéing and grilling . . .”. The Company has revised this disclosure to state that it carries “multiple” options rather than the “best” options.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

Other Statements. With respect to other statements regarding the Company’s competitive position within the industry (for example, under “Healthy Living for Less,” “Comprehensive natural and organic product offering at great value” and “Significant new store growth opportunity supported by broad demographic appeal” in both “Summary” and “Business”), these statements are made to the Company’s belief, which is based upon its experience. The Company has conducted internal market research and, in the ordinary course of business, confers with third party food retail industry consultants to form its belief that its prices are competitive with those offered by competitors and that its customers recognize this. As an example of internal market research, the Company has supplementally provided to the Staff a copy of an internally prepared pricing study comparing the Company’s prices for a wide variety of items to those of its competitors. The Company believes the study supports its various statements regarding its strategy of offering lower prices. In addition, the Company has supplementally provided to the Staff excerpts from a report prepared by MMR Strategy Group for the Company (in the ordinary course of business, not in contemplation of the offering), indicating that the Company’s customers look favorably on the Company’s pricing and value offerings. In addition, the Company has revised its disclosure to better emphasize that these statements are based upon its belief.

Please see pages 1-5, 15, 64 and 99-109 of the First Amendment.

Market, Industry and Other Data, page ii

6.	We note your statement that you “have not independently verified any third-party information.” As you are responsible for the information that you choose to include in the prospectus, please revise your statement to remove any implication that you are not responsible for such information.

Response: In response to this comment, the Company has revised the disclosure in “Market, Industry and Other Data” on page ii of the First Amendment.

Comparable Store Sales, page iii

7.	We note your statement that you believe “combined comparable store sales growth” provides investors with helpful information with respect to your operating performance. We further note that with respect to the computation of “combined comparable store sales growth,” you give effect to the 2011 and 2012 transactions as if they occurred on the first day of fiscal 2007. In view of the number of years for which you are assuming the 2011 and 2012 transactions occurred, please help us to understand why you believe this information is helpful for investors.

Response: In response to this comment, the Company supplementally advises the Staff as follows.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

Comparable store sales growth, which represents the period-to-period change in sales excluding the impact of new store openings, is a widely used performance metric in the retail industry. This metric reflects increases and decreases in the number of customer visits to existing retail stores and amounts purchased by each customer per visit. The Company believes that investors view this metric as a primary indicator of the general health of a retailer and will want to analyze it in connection with any investment in the Company.

However, in presenting comparable store sales growth, the Company has to consider two factors unique to its history that impact the presentation and make its comparable store sales growth on other than a pro forma basis difficult for investors to analyze. First, the Company today is largely the result of three legacy operations (Sprouts Arizona, Henry’s and Sunflower) brought together in two significant acquisitions (the Henry’s Transaction in 2011 and the Sunflower Transaction in 2012). A non-pro forma presentation would treat the acquisitions of 56 Sprouts Arizona stores in 2011 and 37 Sunflower stores in 2012 in a manner similar to new store openings. However, unlike a new store opening, these acquired stores had a history of operations following a similar business model to that employed by the Company today. Second, under GAAP, the Company must treat Henry’s as the accounting acquirer in respect of the Henry’s Transaction in 2011 that combined the Sprouts Arizona business with the Henry’s business. For periods prior to 2011, a non-pro forma comparable store sales growth would reflect the legacy business of only the Henry’s stores.

The Company believes providing investors with comparable store sales growth for all stores currently operating under the Sprouts Farmers Market banner over the last five years, which the Company has relabeled in the First Amendment as “pro forma comparable stores sales growth” (see the response to comment 17), is helpful to investors in determining the performance of Sprouts’ current store base (comprised of Sprouts Arizona, Henry’s and Sunflower legacy stores) over this period, which included the economic recession of 2008 into 2010. This presentation takes the business as it exists today and, with appropriate disclosure that it reflects the combination of three separate, but similar chains, presents investors with a historical view of how sales have grown, excluding the impact of new store openings.

Prospectus Summary, page 1

Risks To Consider, page 5

8.	Please balance your disclosure by addressing the risks, if any, associated with servicing your long-term debt obligations and your fixed lease obligations, as well as any risks associated with you approximately doubling your number of stores through acquisition and combination since 2010.

Response: In response to this comment, the Company has revised the disclosure under “Summary – Risks to Consider” on page 5 of the First Amendment.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

Risk Factors, page 13

Our continued growth depends on new store openings, and our failure to successfully open new stores could negatively impact our business and stock price, page 13

9.	Please expand your disclosure as necessary to address the material distinctions, if any, between growth due to new store openings and growth due to stores added through combinations and acquisitions and the risks, if any, associated with each type of growth.

Response: In response to this comment, the Company has revised the disclosure under “Risk Factors – Our continued growth depends on new store openings, and our failure to successfully open new stores could negatively impact our business and stock price.” on page 14 of the First Amendment.

Disruptions to, or security breaches involving, our information technology. . . . , page 22

10.	Please disclose any known or potential costs of the security breach that occurred in January 2013. In this regard, we note that you have disclosed on your website that you replaced the affected credit card terminals, engaged a data security firm to strengthen your point of sale procedures and added additional protections for customer information in 151 stores. Please refer to Topic No. 2 of the Corporation Finance Disclosure Guidance (October 13, 2011), which is available on our website.

Response: In response to this comment, the Company has revised the disclosure under "Risk Factors – Disruptions to, or security breaches involving, our information technology systems could harm our ability to run our business." on page 23 of the First Amendment.

In addition, the Company supplementally advises the Staff, after reviewing Topic No. 2 of the Corporation Finance Disclosure Guidance, that the January 2013 breach was not deemed by the Company to be material and that no further disclosure was necessary in light of the following: (i) the short period of time of no more than five days in which the illegal malware was functioning, (ii) the expediency with which the Company detected the malware and prevented its functioning, (iii) that less than 2% of the Company's card transactions in January 2013 were potentially compromised, (iv) that customer attention to the matter, as measured by customer service inquiries, was limited to a matter of days following the Company's announcement of the incident, (v) that no customer payments or incentives were requested of, or made by, the Company and (vi) the immaterial amount of costs and penalties associated with the incident, which in the aggregate totaled approximately $230,000 and was limited to the Company's $100,000 insurance deductible (this amount excludes the cost of replacing the affected card terminals for approximately $170,000, which was not covered by insurance).

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

Covenants in our debt agreements restrict our operational flexibility, page 27

11.	Please disclose your failure to meet debt covenants in the past. In this regard, we note that on page F-61 you disclose that “certain covenants” of the term loan and the subordinated note disclosed in your financials for the fiscal year ended December 31, 2011, were not met.

Response: In response to this comment, the Company supplementally advises the Staff as follows. In May 2012, the Company acquired Sunflower. In accordance with Rule 3-05 of Regulation S-X, the Company has included in the Registration Statement historical financial statements of Sunflower as of the year ended December 31, 2011. The disclosure referred to in the comment on page F-61 is contained in these pre-acquisition Sunflower financial statements. The covenants referred to were debt covenants of Sunflower, and Sunflower’s noncompliance occurred prior to the Company’s acquisition of Sunflower. Upon consummation of the Company's acquisition of Sunflower, the indebtedness under Sunflower's debt agreements was extinguished and, as a result, the debt agreements referred to are no longer in effect. The combined Company is not currently, and has not previously been, in violation of any of its debt covenants.

Risks Related to this Offering and Ownership of our Common Stock, page 30

12.	Please add a risk factor to address the risks, if any, arising from the limitations on the ability of stockholders to act by written consent and to call special meetings. In this regard, we note your disclosure on page 139.

Response: In response to this comment, the Company has revised the disclosure under “Risk Factors – Anti-takeover provisions could impair a takeover attempt and adversely affect existing stockholders.” appearing on page 33 of the First Amendment.

Dilution, page 40

13.	Your table discloses an increase in pro forma net tangible book value per unit attributable to the April 2013 Refinancing when it appears it will decrease the pro forma net tangible book value. Please explain or revise.

Response: In response to this comment, the Company has revised the disclosure in “Dilution” on page 41 of the First Amendment to indicate a decrease in pro forma net tangible book value per unit attributable to the April 2013 Refinancing.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

Selected Consolidated Historical and Pro Forma Financial and Other Data, page 43

Non-GAAP Reconciliation, page 46

14.	We refer you to adjustment (d), store closure and exit costs, and your disclosure that management believes these costs do not directly reflect the ongoing performance of your store operations. In this regard, we note such costs recurred in every reporting period presented. Please explain to us how your presentation complies with Item 10(e)(1)(ii)(B) of Regulation S-K or show us how your presentation will look revised in future filings. Refer to Question 102.03 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website.

Response: In response to this comment, the Company supplementally advises the Staff as follows. The adjustments for store closure and exit costs related to decisions to close geographically overlapping stores subsequent to the Henry’s Transaction and the Sunflower Transaction. The Company believes since the overlap in stores occurred as a result of stores acquired in the business combinations and the decision to close them relates to these two business combinations, the add-back is appropriate in order to provide comparability. According to Question 102.03 of Compliance and Disclosure Interpretations on Non-GAAP financial measures, “The fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation
S-K.” Therefore, the Company believes the disclosure is compliant with Item 10(e)(1)(ii)(B) of Regulation S-K.

Notes to Unaudited Condensed Consolidated Statement of Operations, page 53

Note 2. Pro Forma for Sunflower Transaction, Adjustment (b), page 53

15.	We refer you to adjustment 2(b). Please explain why the adjustment to historical depreciation related to the fair values of acquired buildings, leasehold improvements and furniture, fixtures and equipment resulted in decreased depreciation expense. As part of your consideration of this comment, we note a similar adjustment 2(b) on page 73 related to the Henry’s Transaction. If the value of the related assets decreased in connection with the Transactions, please explain. If the fair values of the long-lived assets were less than their carrying values, explain to us why impairments were not recorded in their respective historical financial statements. We may have further comments.

Response: In response to this comment, the Company supplementally advises the Staff as follows.

The decrease to depreciation expense resulted because the fair values as of the acquisition date were less than pre-combination carrying values for certain acquired property. Sprouts Arizona and Sunflower property and equipment acquired in the Transactions consisted primarily of buildings, furniture, fixtures and equipment used in stores, leasehold improvements and construction in process.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

The primary driver of the decreased asset values and decreased pro forma depreciation expense for the Henry’s Transaction was the write-down in Sprouts Arizona buildings. A number of the Sprouts Arizona buildings were constructed during periods of peak construction cost. Following the recession that began to take effect in 2008, commercial real estate prices and occupancy rates declined significantly in the western states in which these stores operate. Property values and occupancy rates had not returned to the pre-2008 levels at the time of the Henry’s Transaction in April 2011. As a result, in acquisition accounting the carrying value of buildings exceeded fair value by approximately 28% and the carrying value of total acquired property and equipment, inclusive of acquired buildings, exceeded fair value by approximately 12%.

In the Sunflower Transaction, similar to the Henry’s Transaction, a number of buildings were constructed during periods of peak construction costs and were impacted by commercial real estate prices and occupancy declines as a result of the recession. These property values and occupancy rates had not fully recovered by the time of the Sunflower Transaction in May 2012. As a result, the carrying value of acquired buildings exceeded fair value by approximately 42%.

Additionally, the carrying value of Sunflower furniture, fixtures and equipment was written down by approximately 35% to fair value. This write-down primarily resulted from the level of deferred maintenance costs associated with the acquired assets. Total acquired property and equipment, inclusive of buildings and furniture, fixtures and equipment, was written down by approximately 20%.

In the pre-combination period, Sprouts Arizona grouped and evaluated long-lived assets for impairment at the individual store level, the lowest level of independent identifiable cash flows. The Company evaluated if a recoverability test needed to be performed in accordance with ASC 360-10-35-21 in the pre-acquisition period; for those stores in which there was a triggering event, the Company performed step 1 of the test, which compares the projected undiscounted cash flows of the store to its carrying value. The Company concluded the long-lived assets were recoverable by virtue of strong undiscounted cash flows in the recoverability test. In accordance with ASC 360-10-35-17, no impairment was recorded in the pre-combination period by Sprouts Arizona.

Similarly, in the pre-combination period, Sunflower evaluated long-lived assets for impairment at the individual store level. Sunflower did not record impairment prior to the Sunflower Transaction because the Sunflower pre-combination asset groups to which these assets belonged did not have indications that the carrying amount was not recoverable.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

Management’s Discussion and Analysis of Financial Condition, page 58

Outlook, page 58

16.	Please address whether your anticipated growth strategy includes additional acquisition or combinations.

Response: In response to this comment, the Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Outlook” on page 64 of the First Amendment.

Components of Operating Results, page 59

Net Sales, page 59

17.	We note combined comparable store sales growth is derived using pro forma sales as if the Transactions had occurred at an earlier time. As such we believe it should be clearly labeled as a pro forma measure. As such, please revise to reflect this characterization in the next amendment to Form S-1 here and throughout the filing, as appropriate.

Response: In response to this comment, the Company has revised the disclosure throughout the First Amendment to refer to “pro forma comparable store sales growth.” This term is explained in the section captioned “Comparable Store Sales” on page iii of the First Amendment.

Results of Operations, page 63

Unaudited Supplemental Pro Forma Information, page 63

18.	We refer you to the unaudited supplemental pro forma information on page 63. When there has been a material acquisition during the period a supplemental discussion of the current year and prior year results on a pro forma basis is appropriate when the related pro forma financial statements are presented in a format consistent with Article 11 of Regulation S-X. In that regard, we do not believe the unaudited pro forma income statement presented on page 63 is consistent with the requirements within Article 11 (b)(4) of Regulation S-X. Please revise or provide a cross reference in a footnote (1) to page 72 where you provide the complete unaudited pro forma income statements and the related footnotes as required by Article 11 of Regulation S-X.

Response: In response to this comment, the Company has revised and expanded footnote (1) to cross-reference to the complete unaudited pro forma income statement and related footnotes. See page 76 of the First Amendment.

19.

We note that you list the multiple factors/drivers behind the changes of material income statement line items without providing the quantitative insights regarding their impacts. Please revise to provide a more robust discussion by quantifying the impact of each factor such that readers can better understand your performance

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

and assess whether the drivers would likely have a favorable or unfavorable impact on your operating results in the future. As examples, we refer you to your discussions of cost of sales, direct store expenses, interest expense, and net income. See Item 303 of Regulation S-K and our Release Nos. 33-8350 and 34-48960.

Response: In response to this comment, the Company has revised the disclosure under “Cost of sales, buying and occupancy and gross profit,” “Direct store expenses,” “Interest Expense” and “Net income (loss)” to better quantify the drivers of its operating results. See pages 77-80 of the First Amendment.

Contractual Obligations, page 79

20.	Please tell us and disclose whether your lease obligations were offset by subtenant rentals, if any, and their amounts.

Response: In response to this comment, the Company supplementally advises the Staff that the amounts presented for lease obligations do not include offsets for subtenant rentals which total $0.7 million. The Company has revised the table of “Contractual Obligations” on page 92 of the First Amendment to include a new footnote (4) disclosing the foregoing.

21.	Please explain to us why you did not present self-insurance liabilities within the table.

Response: In response to this comment, the Company has revised the table of “Contractual Obligations” on page 92 of the First Amendment to include a new footnote (6) with respect to self-insurance liabilities to clarify why the liabilities are not included in the table.

Executive Compensation, page 114

22.	Please tell us how you calculated the dollar values shown in the “Option Awards” column of the summary compensation table on page 121. In this regard, we note the information in the grants of plan-based awards table on page 122 and that it appears that the two tables do not reconcile. For example, the first table reflects that in 2012 Mr. Sanders received options to acquire shares of common stock worth $517,922, based on the grant date fair value, but the second table shows that the grant date fair value of his option awards for 2012 was $254,981.

Response: In response to this comment, the Company supplementally advises the Staff that dollar values shown in the “Options Awards” column of the summary compensation table were calculated by multiplying all options granted in 2012 by the grant date fair value. The table in the Initial Filing presented only the total grant date fair value of option grants that include performance conditions for vesting. The Company has revised the disclosure to include all options in the table on page 134 of the First Amendment.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

Agreements, Employment page 123

23.	Please add “Total” rows to the tables on pages 125 and 126.

Response: In response to this comment, the Company has revised the tables referenced in the comment to add “Total” rows on pages 137 and 138 of the First Amendment.

Certain Relationships and Related Party Transactions, page 133

24.	Please tell us why you have excluded from your disclosure the bookkeeping services referenced in Note 19 on page F-41. Please see Item 404(a)(1) of Regulation S-K.

Response: In response to this comment, the Company supplementally advises the Staff that the party providing services to the Company pursuant to the services agreement referenced in Note 19 is a holder of less than 1% of the outstanding beneficial interests in the SFM Liquidating Trust, one of the Company’s unitholders, and is not a director or an executive officer. Accordingly, such counterparty to such agreement is not a “related party” for purposes of Item 404(a)(1) of Regulation S-K and, therefore, disclosure of such agreement in the section titled “Certain Relationships and Related Party Transactions” is not required.

Principal and Selling Stockholders, page 135

25.	Please disclose the natural person(s) or public company that has the ultimate investment or voting control over the shares held by KMCP Grocery Investors, LLC. For guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to this comment, the Company has revised footnote (4) to the table contained within “Principal and Selling Stockholders” on page 149 of the First Amendment.

Consolidated Financial Statements, Sprouts Farmers Markets, LLC, page F-2

Notes to Consolidated Financial Statements, page F-9

Note 2 Basis of Presentation, page F-10

26.	We note your disclosure of one reportable and one operating segment. In that regard, please disclose revenues derived from each product and services or each group of similar products and services as required by ASC 280-10-50-40.

Response: In response to this comment, the Company has (i) revised “Business” to add the new subsection captioned “Products” on page 107 of the First Amendment and (ii) revised Note 2 – Basis of Presentation on page F-11 of the First Amendment, in each case to provide disclosure regarding revenue by product category.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

Note 3 Significant Accounting Policies, page F-11

General

27.	Please tell and disclose your policy for planned business dispositions including stores closing. Also advise us whether you consider them as discontinued operations. If not, please explain to us why along with your consideration of relevant accounting literature under ASC 205-20-45-1.

Response: In response to this comment, the Company supplementally advises the Staff as follows.

The Company recognizes a reserve for future operating lease payments associated with facilities that are no longer being utilized in its current operations. The reserve is recorded based on the present value of the remaining non-cancellable lease payments after the cease use date less an estimate of subtenant income. If subtenant income is expected to be higher than the lease payments, no accrual is recorded. Lease payments included in the closed store reserve are expected to be paid over the remaining terms of the respective leases. The Company’s assumptions about subtenant income are based on the Company’s experience and knowledge of the area in which the closed property is located, guidance received from local brokers and agents and existing economic conditions. Adjustments to the closed store reserve relate primarily to changes in actual or estimated subtenant income and actual lease payments from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known considering timing of new information regarding the market, subleases or other lease updates. Adjustments in the closed store reserves are recorded in “store closure and exit costs” in the consolidated statements of operations. The Company has disclosed its policy on store closure and exit costs on pages 66 and F-13 of the First Amendment.

The store level is the lowest level within the Company for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The stores closed are not presented in the financial statements as discontinued operations because of the expected continuing significant cash flows from the migration of customers to existing, new or acquired stores within the same market. The Company store closures were related to the Henry’s Transaction and the Sunflower Transaction where the Company acquired overlapping stores and closed certain stores as a result of these redundancies.

The Company determined that the store closures, which occurred in 2011 and 2012, did not qualify as discontinued operations per ASC 205-20-45-1 because the operations and cash flows of the stores were not eliminated from ongoing operations as a result of the closures. Stores were selected for closure in markets where the Company had multiple stores as a result of the business combinations, with the stores remaining open expected

United States Securities and Exchange Commission

Division of Corporation Finance

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to have better performance and retain the closed stores’ customers in that market. The Company believes that promotional efforts to encourage customers to transition to its remaining stores in the market resulted in migrating sales from the closed stores to the remaining stores.

The continuing cash flows are considered direct cash flows of the disposed components due to the significant cash inflows that are generated by the ongoing entity as a result of a migration of customers from the closed stores to other stores in that market. Since the continuing cash flows are considered direct cash flows, classification as a discontinued operation was deemed, and would have been, inappropriate. Accordingly, based on the analysis performed at the time the respective applicable financial statements were being prepared and through the subsequent assessment period, the Company concluded that store closures should not be classified as discontinued operations.

Inventories, page F-12

28.	We note the absence of any allowance or other reserves against your inventory. Please explain how you adjust your inventory for shrinkage and obsolescence and how often such adjustments are made. If you record adjustments to inventory directly to inventory, please explain.

Response: In response to this comment, the Company supplementally advises the Staff as follows. The Company conducts full physical inventory counts for all of its stores at the end of each quarter. During the inventory counts, products are checked for expiration and obsolescence. These reviews are in addition to ongoing reviews performed by store employees as they stock and change inventory configurations. Because inventories are counted at each quarter end, shrinkage or disposed inventory due to expiration or obsolescence are excluded from the period end inventory balance and charged directly to cost of sales, buying and occupancy during the period.

Note 4. Business Combinations, page F-21

29.	We note your disclosure of the Henry’s transaction and that you created SFM (“New Sprouts”) to effect the acquisitions of Henry’s and Sprouts Arizona (“Old Sprouts”) on April 18, 2011. We note that Old Sprouts first acquired Henry’s with cash of $274 million paid to S&F, parent of Henry’s. Old Sprouts then contributed all of the assets and liabilities to an intermediate holding subsidiary of New Sprouts in exchange for its 41.5% equity interests and $199 million in cash. You state that you identified Henry’s as the accounting acquirer in this transaction because Apollo funds, parent of New Sprouts, has a controlling interest in Henry’s before and after the transaction. In this regard, please address the following comments.

Response: In response to this comment, the Company supplementally advises the Staff as follows.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

The Henry’s Transaction was consummated through a series of integrated contemporaneous transactions. In 2011, as part of a transaction led by investment funds affiliated with, and co-investment vehicles managed by, Apollo Management VI, L.P. (the “Apollo Funds”), the Company (i.e., “New Sprouts”) and an intermediate holding subsidiary of the Company, Sprouts Farmers Markets Holdings, LLC (“Intermediate Holdings”), were established to effectuate a business combination of Sprouts Arizona (i.e., “Old Sprouts”) and Henry’s.

The Company was initially capitalized with a $208 million equity investment by the Apollo Funds in exchange for 5,850,000 Class A units (representing a 58.5% ownership interest in the Company) and borrowings under a new credit facility, including proceeds from a $310 million term loan facility and $10 million of borrowings on a new $50 million revolving credit facility. Cash proceeds were used (i) to make a $274.6 million payment to Smart & Final (“S&F”), Henry’s former parent company, in exchange for a 100% equity interest in Henry’s, (ii) pay $199.1 million as the cash portion of the consideration to the Sprouts Arizona unitholders for the acquisition of Sprouts Arizona, (iii) make payments totaling $32.1 million to extinguish Sprouts Arizona debt and redeem Sprouts Arizona preferred membership units and (iv) pay transaction expenses. Additionally, the Company issued 4,150,000 Class A units (representing a 41.5% ownership interest in the Company) to the Sprouts Arizona unitholders as additional consideration (along with the cash referred to in (ii)) for the acquisition of Sprouts Arizona, which units were subsequently transferred to the SFM Liquidating Trust.

The Apollo Funds are affiliates of Apollo Global Management, LLC (together with its affiliates, “Apollo”). Prior to the Henry’s Transaction, entities affiliated with Apollo held a controlling interest in S&F and its wholly-owned subsidiary, Henry’s, before the business combination and the Apollo Funds held a controlling interest in the combined companies following the combination of Henry’s and Sprouts Arizona.

•

Explain to us the business purpose of Old Sprouts acquiring Henry’s first with $274 million cash in the initial step of the transaction. In addition, Old Sprouts shareholders received $199 million as distribution from New Sprouts. Explain to us what the difference in cash outlay and received represents.

Response: The acquisition of Henry’s, the contribution of funds by Apollo and the receipt of funds and Class A units by the Sprouts Arizona unitholders were, taken together, intended to integrate the Henry's business with the Company’s business and to partially cash-out the Sprouts Arizona unitholders. The $274.6 million represented the purchase price of Henry's paid to S&F (Henry’s parent) and the $199.1 million represented the cash portion of the consideration received by the Sprouts Arizona unitholders in exchange for the Sprouts Arizona units (in addition to the receipt of Class A units, the equity portion of such consideration).

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

The two amounts are not related to each other, other than being based on the value of Henry's in the case of the $274 million, and the value of the Company (including Henry's) in the case of the $199 million (when combined with the value of the Company units received by the Sprouts Arizona unitholders.)

•

Explain to us how you considered the guidance within ASC 805-10-55-10 to 15 in determining whether New Sprouts, Old Sprouts or Henry’s is the accounting acquirer of the transaction. In your response, also explain to us why New Sprouts is not the accounting acquirer with Henry’s as its predecessor in light of New Sprouts issuance of debt of $310 million, distributing $199 million cash to Old Sprouts and issuing 100% equity interests to effect the transaction. Refer to ASC 805-10-55-15.

Response: The Company’s identification of the accounting acquirer started with determination of the party that obtained control based on the guidance in ASC 810-10. The general rule is the party that holds directly or indirectly more than 50% of the voting shares has control, as noted in ASC 810-10-15-8. As described above, Apollo held a controlling financial interest in Henry’s prior to the Henry’s Transaction and in the Company immediately following the Henry’s Transaction.

Based on the foregoing, the Company concluded common control accounting under ASC 850-50 applied to the acquisition of Henry’s and a change in reporting entity from Henry’s to Intermediate Holdings occurred in connection with the business combination. Since common control accounting was applied, the historical financial statements of Henry’s became the financial statements of Intermediate Holdings or the Company as defined in Rule 405 of Regulation C promulgated under the Securities Act. Based on the control exercised by Apollo over the Company, the Company also concluded Intermediate Holdings was the accounting acquirer of Sprouts Arizona.

One may also reach the same accounting answer by identification of an accounting acquirer when a newly-formed company (a “Newco”) is used to facilitate the combination of two businesses. ASC 805-10-55-15 refers to situations when a new entity transfers cash or other assets or incurs liabilities as part of purchase consideration, such new entity may be the acquirer. However, the Company/Intermediate Holdings also issued equity interests. In such a situation, ASC 805-10-55-15 indicates one of the combining entities shall be the acquirer. The Company further considered the factors identified in ASC 805-10-55-11 through 55-15 to identify the accounting acquirer, as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

Voting rights retained by unitholders

As noted above, Henry's (a wholly-owned subsidiary of S&F, which was 100% owned by Apollo) and Sprouts Arizona were the combining entities in the Transaction and Intermediate Holdings (the newly combined company) became controlled by Apollo through Apollo’s control of the Company following the Henry’s Transaction. The Sprouts Arizona unitholders held a non-controlling interest in the Company. No other unitholder owned a large minority interest; therefore, the size of the differential in relative voting rights was heavily skewed towards Apollo/Henry’s.

Control over governing body (Board)

The Company’s board of managers had the sole and exclusive right and authority to manage and control the business affairs of the newly combined company. The Board became comprised of six members in two classes:

•	Three “Apollo Managers,” including one Apollo Senior Manager; and

•	Three “Executive Managers,” including one Executive Senior Manager

The Apollo Senior Manager received two votes, while each manager (including the Executive Senior Manager) received one vote. Any action provided by the Board of Managers required the simple majority voting power of the Board of Managers.

Since Apollo had 4 of the 7 potential votes that can be cast, Apollo had the ability unilaterally to control the Board.

Management Composition

Immediately following the business combination, the Company’s management consisted primarily of Sprouts Arizona management, with the exception of Henry’s Chief Operating Officer, who joined the Company in conjunction with the Henry’s Transaction. Additionally, new members of management (e.g., general counsel) were added by the Company following the business combination and the Company also replaced members of management following the business combination (e.g. previous Sprouts Arizona CFO). The Board of Managers was granted the power to appoint the senior management of the newly combined company and the power to remove senior management, either with or without cause, at any time.

Although Sprouts Arizona management initially outnumbered Henry’s, the composition of management was controlled by the Board of Managers, which was ultimately controlled by Apollo, as described above.

With regards to the other factors identified in ASC 805-10-55-11 through 55-15, notably relative size, premium paid and the entity identified as the party transferring cash or other assets, such factors were not determinative, particularly in light of the unilateral voting and governing body control that was obtained over the Company by Apollo and its controlled entities in this integrated series of transactions.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

Conclusion

Overall, the Company concluded Apollo/Henry’s obtained control over the operations and governance of both the Company and Intermediate Holdings. This influence manifests itself through Apollo’s ownership of 58.5% of the Company and Sprouts Arizona unitholders’ receipt of a minority interest position with no substantive participating rights; no large minority voting interest existed following the Henry’s Transaction; Apollo controlled the Board of Managers of the Company.

Furthermore, from an accounting perspective, the establishment of the Company and Intermediate Holdings occurred in contemplation of the Henry’s Transaction with the desired outcome of Apollo obtaining "control" of the newly combined company that resides within the Company’s structure (i.e., Intermediate Holdings). In substance, the Transaction steps were clearly executed on Apollo's behalf. Accordingly, from a financial reporting perspective, there is a Newco (i.e., Intermediate Holdings), to which the Sprouts Arizona and Henry's businesses have been contributed, with Henry’s identified as the "accounting acquirer". Given that Henry's was historically owned by Apollo through its subsidiary S&F and Apollo obtained control of the newly combined company, the Company views Henry's contribution into the Company as a common control transaction, and therefore, Henry's assets and liabilities remain at their historical carrying amounts (i.e., "carryover basis" ) and reported as a change in reporting entity in the newly combined company.

•

If you determine Henry’s to be the accounting acquirer, explain to us how you derived the fair value of $146 million related to the Class A units apparently issued to Old Sprouts shareholders using the fair value of $36.58 per unit.

Response: The non-controlling interest in the Company received by Sprouts Arizona unitholders represented a form of consideration measured at fair value in accordance with ASC 805-30-30-7. The $146 million reflects the 41.5% non-controlling interest in the Company that Apollo had effectively "given up" as part of the exchange, which formed part of the purchase consideration, along with the $199.1 million cash payment to Sprouts Arizona unitholders.

The Company determined the fair value of the equity issued to Sprouts Arizona unitholders by grossing up the 58.5% controlling interest acquired by Apollo as follows (in millions):

Apollo’s acquisition of 58.5% equity interest in the Company	$206.0
Ownership interest	58.5%

Extrapolated 100% equity interest value	$352.1

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

The equity value of the Class A units issued to Sprouts Arizona unitholders of $146.1 million was derived by applying the 41.5% interest held by Sprouts Arizona unitholders to the equity interest value of $352.1 million. Apollo and the non-controlling interest both participate equally in synergies to be achieved and no shareholder would receive disproportionate returns; therefore no discount or premium was included in the determination of fair value.

The $36.58 per unit was derived by dividing the total capital contribution from Apollo of $214 million, , inclusive of an $8 million capital contribution used to pay transaction expenses, by the 5.85 million Class A units issued to Apollo.

•

We note your disclosure of $32 million cash paid to extinguish Old Sprouts debt (net of cash acquired) as part of purchase price of Old Sprouts. However, we note that Old Sprouts had $12.9 million of long term debt and $9.2 million of cash and cash equivalents as of April 17, 2011 based on the information provided by Old Sprouts audited financial statements and footnotes beginning on page F-78. Please reconcile for us the significant difference among the amounts disclosed.

Response: The Company supplementally advises the Staff that debt as defined in the purchase agreement included all obligations (including all obligations in respect of principal, accrued interest, and penalties) of Sprouts Arizona for borrowed money (including overdraft facilities) evidenced by notes, bonds, debentures, etc. and capital leases and equipment leases (in accordance with GAAP).

The components of the $32.1 million are as follows:

Sprouts Arizona’s capital lease obligations[1]:	$23.4 million
Sprouts Arizona’s long-term debt, including current portion[2]:	19.0 million
Sprouts Arizona’s pre-combination cash[3]:	(10.3) million

Net cash paid to extinguish Sprouts Arizona’s debt	$32.1 million

[1]	Reference is made to Note 11 (page F-112) to Sprouts Arizona pre-combination audited financial statements for the period ended April 17, 2011. This $23.4 million represents extinguishment of all of the $25.1 million in capital lease obligations included in Note 11, with the exception of obligations related to two capital leases. Please also see Note 20 (page F-120) to Sprouts Arizona pre-combination audited consolidated financial statements.
[2]	Reference is made to Note 12 (page F-112) to Sprouts Arizona pre-combination audited consolidated financial statements for the period ended April 17, 2011. Total long-term debt was $12.9 million and current portion of long-term debt totaled $5.3 million. Additionally, $0.8 million of accrued interest was paid in connection with the extinguishments. Please also see Note 20 (page
F-120) to Sprouts Arizona pre-combination audited consolidated financial statements.
[3]	The difference between the $9.2 million in cash on the face of the April 17, 2011 Sprouts Arizona balance sheet and the $10.3 million referenced here represents outstanding checks that are deducted from cash for financial reporting purposes, but included as cash for this purpose since the cash was still in Sprouts Arizona’s bank accounts at the time of transaction closing.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

30.	We note goodwill was 38% of the purchase price in the Henry’s Transaction and 77% of the purchase price in the Sunflower Transaction. In that regard, please explain to us and disclose how you determined the purchase price allocations, including the details of your valuation methodologies and key assumptions used in determining the fair values of the various assets acquired and liabilities assumed. Please provide the basis for the assumptions and valuation methodologies used. Tell us whether recent sales of similar types of transactions were used to value or justify any internal derived valuation.

Response: In response to this comment, the Company has revised the disclosure on pages F-24 and F-25 of the First Amendment and supplementally advises the Staff as follows.

The identification and valuation of identifiable acquired assets and liabilities assumed reflects management’s estimates based on, among other factors, use of established valuation methods. In addition, the Company worked with an independent valuation firm that assisted it in estimating the fair value of the identifiable intangible assets, personal and real property and inventory acquired, as further discussed below.

Identification of Acquired Assets and Assumed Liabilities

The Company reviewed the pre-combination balance sheets of the acquired companies (Sprouts Arizona in the Henry’s Transaction and Sunflower in the Sunflower Transaction) as a starting point to identify assets acquired and liabilities assumed. In order to be recognized as an intangible asset apart from goodwill, an asset must arise from contractual or other legal rights, or be separable from the acquired entity such that it may be sold, transferred, licensed, rented or exchanged either on a standalone basis or in combination with a related contract, asset or liability. The Company supplemented this review with an analysis of supply contracts, leases, financial instruments, employment agreements and other significant agreements to identify potential unrecorded assets or liabilities that required recognition in connection with the application of acquisition accounting under ASC 805, including the following:

•	The Company identified the trade names and trademarks, as well as liquor license intangible assets, related to the acquired businesses;

•	Both companies had a “walk in” customer base and, therefore, specific customers could not be identified and no intangible asset was recognized;

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

•	Neither company possessed material technology-based assets; and

•	Both companies were parties to lease agreements that were assessed for terms that were favorable or unfavorable to market rents and recognized as intangible assets / liabilities.

Valuation

After identification of the assets acquired and liabilities assumed, the Company estimated their fair values to determine the allocation of purchase price to the identified assets and liabilities with the residual recognized as goodwill. As noted above, in both Transactions, the Company engaged the services of an independent valuation firm to assist it with the valuations of acquired inventory, real and personal property, including favorable and unfavorable leases, and intangible assets, primarily trade names. The Company’s internal valuations were limited to financing lease obligations, which were computed using present value techniques and real estate appraisals from the third-party valuation firm. The Company determined working capital items, other than inventory, had fair values that approximated carrying values.

The value of the acquired Sprouts trade name and trademarks was determined using an income approach, utilizing the relief from royalty method in conjunction with a profit split methodology. The relief from royalty method estimates the theoretical royalty savings resulting from ownership of the Sprouts trade names. Key assumptions used in this valuation model include discount rate, royalty rates, growth rates and sales projections. The discount rate was the Company’s weighted average cost of capital, the royalty rate was a base rate determined by reference to comparable market royalty rate agreements and growth rates and projected sales were determined using forecasts prepared by management.

The Sunflower trade name and trademarks were determined to be defensive intangible assets and were valued by reference to the purchase of the tradename by Sunflower in 2010 as the primary indicator of value. The increase in EBIT for Sunflower from the 2010 purchase date through the May 28, 2012 valuation date was used as a proxy for the increase in value attributable to the trade name and trademark, which was then valued at $1.8 million.

Inventories were valued at net realizable value using an income approach. Significant estimates related to the time it would take to dispose of inventory, expenses to be incurred in connection with disposition and commensurate profit were made by reference to the acquired company’s historical records.

Personal property, which consists of leasehold improvements and furniture, fixtures and equipment, was valued using a cost approach, which required estimates of replacement costs of acquired personal property, as well as estimates of physical deterioration.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

Real property was valued through a combination of income and market approaches. Key estimates included market comparable pricing and capitalization rates, which an independent valuation firm assisted the Company in determining.

Favorable and unfavorable leases were valued using an income approach. Key estimates included discount rate (also the Company’s weighted average cost of capital) and market rents, which an independent valuation firm assisted the Company in determining.

Liquor licenses were valued using a cost approach. The key estimate in this valuation included the estimated direct costs to replace the licenses, which an independent valuation firm assisted the Company in determining.

Assembled workforce, which is not separately recognized apart from goodwill, was valued using a cost approach. The key estimate in this valuation included the estimated assemblage costs avoided to recruit, select and train the acquired workforce, which an independent valuation firm assisted the Company in determining. The Sprouts’ assembled workforce was valued at $27.2 million and the Sunflower assembled workforce was valued at $13.8 million. In both cases, these amounts are included in recognized goodwill.

Based on the foregoing, the Company believes the excess of purchase price over the fair value of the identifiable net assets acquired was appropriately recognized as goodwill in both transactions.

31.	We note your disclosure that goodwill was attributed to synergies expected to be achieved from combined operations of both the Henry’s Transaction and Sunflower Transactions. Please provide more qualitative disclosure of the expected entity specific synergies behind the goodwill recorded.

Response: In response to this comment, the Company has revised the disclosure on pages F-23 and F-24 of the First Amendment.

Note 8. Intangible Assets, page F-27

32.	Refer to the intangible assets rollforward table. We note you wrote off the finite-lived trade names and capitalized software totaling $40,069 related to Henry’s stores and you characterize the write-off as an adjustment. Please clarify for us and in your disclosure if you recorded the adjustment as an impairment charge through earnings. If not, please explain to us why.

Response: In response to this comment, the Company has revised footnote (a) on page F-28 of the First Amendment to clarify that asset amortization was accelerated and fully amortized assets were written off.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2013

Exhibits

33.	Please obtain and file as an exhibit to the registration statement the consent of The Buxton Company. In this regard, we note that it appears that this company performed research for you that you refer to in the prospectus. Please refer to Section 7 of the Securities Act of 1933, as amended, and Rule 436 thereunder.

Response: In response to this comment, the Company has filed the consent of Buxton Company as Exhibit 23.5 to the First Amendment.

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If you have any questions, please contact the undersigned at (212) 309-6843 or Jeff Letalien at (212) 309-6763.

Very truly yours,

/s/ Howard Kenny

cc: Sprouts Farmers Markets, LLC